EXHIBIT 3.1

AMENDMENT TO
AMENDED AND RESTATED BYLAWS OF
HORIZON BANCORP

Resolved, that Section 4.2 of the Bylaws of the Corporation is hereby amended as follows:

“Section 4.2 Annual Meeting. The shareholders of the Corporation shall meet at least once each year. The annual meeting of the shareholders for the election of directors, and for the transaction of such other business as may properly come before the meeting, shall be held on the date and time to be set by the Board of Directors of the Corporation. Failure to hold the annual meeting at the designated date and time shall not work any forfeiture or a dissolution of the Corporation and shall not affect the otherwise valid corporate acts.”

Dated: March 20, 2015	By:	/s/ James D. Neff
Secretary